Exhibit 99.1

For Immediate Release

RRSAT ANNOUNCES RETIREMENT OF
CHIEF EXECUTIVE OFFICER

Airport City Business Park, Israel – November 28, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced that its Chief Executive Officer, Mr. David Rivel, will retire on June 30, 2012.

Mr. Rivel’s current contract with the company, which expires on December 31, 2011, will be extended until June 30, 2012 to ensure a seamless transition.  During this period David will assist the Company’s Board of Directors in selecting and appointing a new CEO.  After said date, Mr. Rivel will remain as an advisor to the Company and a member of the Company’s Board of Directors.

Mr. David Rivel, Founder and CEO of RRsat stated: “I started RRsat over 30 years ago with an idea and a vision and built it to a successful and profitable company with annual revenues of over $100 million.   Together, with the help of a talented and dedicated team of employees, we created one of the leading global solutions provider to the television and radio industries for content management and distribution.  I am very proud of our achievements and now, after so many years, it is the right time for me to step aside and let someone new lead RRsat to the next level.   After June 30, 2012, I will remain on board as a Director and special advisor to the Company and will, as always, remain committed to making RRsat the leading global content management provider and distributor.”

Dr. Shlomo Shamir, Chairman of RRsat’s Board of Directors noted: “During the time that I have had the pleasure of working with David I have discovered that he is a true entrepreneur.  He tapped into an industry with great opportunity and continued growth potential and built a global Company and a great team.  We are sorry to see David step down, yet we are fortunate that he will continue to work with the company and share with us his industry knowledge, experience and creativity.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: David Aber, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft/ Porat Saar CCG Investor Relations Israel Tel: +1 646 233 2161 Email: rrsat@ccgisrael.com